Supplement

                                                                February 3, 2005
                                                        Toyota Motor Corporation

                        Financial Results for Nine Months
                    (April 1, 2004 through December 31, 2004)


Consolidated statements of income

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                 (Amounts are rounded to the nearest million yen.)
  -------------------------------------------------=======================--------------------------------------------------------
                                                     Nine months ended        Nine months ended        Increase         % of
                                                     December 31, 2004        December 31, 2003       (Decrease)       change
  -------------------------------------------------=======================--------------------------------------------------------
                                                             Million yen              Million yen     Million yen
  Net revenues                                                13,669,727               12,610,300       1,059,427            8.4
  Operating income                                             1,289,149                1,169,462         119,687           10.2
  Income before income taxes, minority interest
      and equity in earnings of affiliated
      companies                                                1,360,403                1,241,718         118,685            9.6
  Net income                                                     880,571                  810,930          69,641            8.6
  -------------------------------------------------=======================--------------------------------------------------------



Unconsolidated statements of income

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                                  (Amounts less than one million yen are omitted.)
  -------------------------------------------------=======================-------------------------------------------------------
                                                     Nine months ended       Nine months ended        Increase         % of
                                                     December 31, 2004       December 31, 2003       (Decrease)       change
  -------------------------------------------------=======================-------------------------------------------------------
                                                             Million yen             Million yen     Million yen
  Net sales                                                    6,793,115               6,594,239         198,876           3.0
  Operating income                                               537,695                 635,996         (98,301)        (15.5)
  Ordinary income                                                695,077                 723,147         (28,070)         (3.9)
  Income before income taxes                                     670,080                 723,147         (53,067)         (7.3)
  Net income                                                     419,501                 474,210         (54,709)        (11.5)
  -------------------------------------------------=======================-------------------------------------------------------